Thomas R. Martin, Esq.

Tel 305.579.0739

thomas.martin@gtlaw.com

March 5, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Catherine De Lorenzo
Dorrie Yale

Re:	Cartesian Growth Corporation III
Registration Statement on Form S-1
Filed January 29, 2025
File No. 333-284565

Dear Ms. De Lorenzo and Ms. Yale:

On behalf of Cartesian Growth Corporation III (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 25, 2025 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1, filed with the Commission by the Company on January 29, 2025 (the “Registration Statement”).

The Company is concurrently filing with the Commission this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1

Cover page

1.	We note your disclosure on page 18 and elsewhere that if you increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please disclose this information, as well as the number of founder shares to be issued to your independent directors, on the cover page. Please refer to Item 1602(a)(3) of Regulation S-K.

Response: The Company has revised its disclosure on the cover page and pages 12 and 102 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 5, 2025

Initial Shareholders Information, page 10

2.	Please expand your narrative disclosure to discuss whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers’ equity interests. Please refer to Item 1602(b)(6) of Regulation S-K.

Response: The Company has revised its disclosure on the cover page and pages 11, 23, 32, 33, 45, 74, 83, 90, 92, 102, 126, 130, 135, and 137 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors Summary, page 37

3.	Please expand the sixth bullet to explain that no vote from public shareholders may be needed if only the holders representing a quorum vote their shares, as you discuss elsewhere in your prospectus. Also clarify this information in the header of your last risk factor on page 39.

Response: The Company has revised its disclosure on pages 37 and 39 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

Risks Relating to our Securities, page 68

4.	We note your discussion on pages 77 and 78 regarding the U.S. federal excise tax. Where you discuss that the excise tax could reduce the amount of cash available to transfer to the target business in connection with our initial business combination, please revise to also clarify that it could also reduce the amount of cash available to pay redemptions.

Response: The Company has revised its disclosure on page 78 of Amendment No. 1 in response to the Staff’s comment.

Underwriting, page 166

5.	We note your disclosure on page 22 that the private placement warrants to be purchased by Cantor are deemed by FINRA to be underwriters’ compensation. Please revise to include the private placement warrants in your description of the underwriter’s compensation. Refer to Item 508(e) of Regulation S-K.

Response: The Company has revised its disclosure on page 167 of Amendment No. 1 in response to the Staff’s comment.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 5, 2025

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (305) 579-0739.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc:	Peter Yu – Chief Executive Officer, Cartesian Growth Corporation III